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Writer’s Direct Contact +1 (415) 268.7096 MIndick@mofo.com

April 22, 2016

Confidential

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	FBR & Co. Soliciting Material on Schedule 14A Filed April 18, 2016 by Voce Catalyst Partners LP et al. File No. 001-33518

Dear Mr. Orlic:

On behalf of our client, Voce Capital Management LLC (“Voce”), this letter responds to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 20, 2016, with respect to the Soliciting Material on Schedule 14A filed with the Commission on April 18, 2016.

For the convenience of the Staff, we first provide the comment received from the Staff, which has been reproduced from the Staff’s letter and provided in italics, followed by the response.

General

1. Please provide support for the assertion that the Company “[o]verstated returns in its Principal Investing unit, claiming they exceeded 10%, which is inconsistent with publicly- available data and which Voce believes exclude material expenses and were substantially lower….”

April 22, 2016

Page Two

Voce respectfully acknowledges the Staff’s comments and responds as follows:

During the summer and fall of 2015, representatives of Voce conducted several due diligence meetings with FBR & Co (“FBR” or the “Company”) that focused on its allocation of capital to its Principal Investing Unit (the “PI Unit”).

On August 14, 2015 the Company’s management represented to Voce that its investment returns in the PI Unit were “10.5% annualized since the program’s inception in 2012.” In an effort to corroborate this statement, Voce compared the Company’s publicly reported pre-tax income numbers for the PI Unit (which were $5.0mm, $5.7mm and $3.9mm for 2012, 2013 and 2014, respectively, and -$0.5mm and -$0.4mm for 1Q15 and 2Q15, respectively) to the publicly reported ending asset balances (which were $104mm, $102mm and $204mm for 2012, 2013 and 2014, respectively, and $419mm and $408mm for 1Q15 and 2Q15, respectively). Dividing these pre-tax income numbers into the corresponding ending asset balances resulted in annual returns of approximately 4.8%, 5.6% and 1.9% for 2012, 2013 and 2014, respectively, and quarterly returns of -0.1% and -0.1% for 1Q15 and 2Q15, respectively. Voce then calculated the compounded annualized return by geometrically linking each period’s return from 2012 through 2Q15 and then annualizing the result over the 3.5 year period. Based on this analysis, Voce calculated that the compounded annualized return from the beginning of 2012 through 2Q15 was 3.4% (versus the Company’s asserted return of 10.5%).

For convenience, the figures referenced above are set forth in the table below:

				2015		Annualized Return
	2012	2013	2014	Q1	Q2
Pre-tax Income	$5.0	$5.7	$3.9	($0.5)	($0.4)

Assets	$104	$102	$204	$419	$408

Return	4.8%	5.6%	1.9%	(0.1%)	(0.1%)	3.4%

Based on Voce’s analysis, which showed the actual returns to be materially lower than what the Company’s management had stated, Voce then sent its analysis to the Company’s management on September 3, 2015 and requested another meeting to review Voce’s concerns. This meeting took place on September 8, 2015, during which the Company’s management agreed that its asserted 10.5% return excluded material items such as ~$2.5mm in compensation and benefits for the employees of the PI Unit, as well as other allocated corporate overhead costs and adjustments (e.g., the exclusion of un-invested cash balances and corporate taxes), which if included, would have had the effect of reducing the annualized return even further.

April 22, 2016

Page Three

If you have any questions regarding the foregoing response, please do not hesitate to contact me at (415) 268-7096.

Very truly yours,

/s/ Murray A. Indick
Murray A. Indick